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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandon Investments, Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5101 Wheelis Rd Suite 112

(No. and Street)

Memphis	TN	38177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond Brandon   901-324-6600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC

(Name – if individual, state last, first, middle name)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 09 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Brandon _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandon Investments, Inc _____, as of December _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Chief Executive Officer
_____
Title

𝓔.𝓦𝓡𝓑.
_____
Notary Public

MY COMMISSION EXPIRES NOVEMBER 8, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDON INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2019

TABLE OF CONTENTS   Page

Brandon Investments, Inc.
December 31, 2019

Jennifer Wray CPA PLLC
16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: _jenniferwraycpa@yahoo.com_ PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Brandon Investments, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brandon Investments, Inc as of December 31, 2019, the related statements of income, changes in shareholders' equity, and cash flows for the 2019 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Brandon Investments, Inc as of December 31, 2019 and the results of its operations and its cash flows for the 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brandon Investments, Inc's management. Our responsibility is to express an opinion on Brandon Investments, Inc financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brandon Investments, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 13 has been subjected to audit procedures performed in conjunction with the audit of Brandon Investments, Inc financial statements. The supplemental information is the responsibility of Brandon Investments, Inc management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Brandon Investments, Inc's auditor since 2019.

Sugar Land, Texas

Feb 24, 2020

STATEMENT OF FINANCIAL CONDITION

Brandon Investments, Inc.
December 31, 2019

ASSETS

Cash and cash equivalents	$ 240,380
Cash segregated under federal regulations	17
Investments-money market mutual fund	1,182
Commissions receivable	44,244
Loan receivable	500
Due from affiliate	22,822
Prepaid expenses	8,258
Operating lease right-of-use assets	57,421
Furniture and equipment, net	403
Deferred tax asset	15,302
Total assets	$ 390,529

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 496
Accrued payroll taxes	9
Operating lease right-of-use liabilities	57,421
Accrued state franchise and excise tax	817
Total liabilities	58,743
Stockholders' equity	
Common stock, no par value, 100 shares authorized and issued	4,996
Retained earnings	403,835
Subtotal	408,831
Treasury stock, at cost, 26 shares	(77,045)
Total stockholders' equity	331,786
Total liabilities and stockholders' equity	$ 390,529

See notes to financial statements.

STATEMENT OF INCOME

Brandon Investments, Inc.
Year Ended December 31, 2019

Revenues	
Commissions	$ 835,617
Interest income	3,437
	839,054
Expenses	
Automobile expense	3,187
Depreciation	731
Dues and publications	9,425
Entertainment	8,240
Fringe benefits	4,740
Insurance	102,912
Miscellaneous expense	255
Office supplies and expense	16,235
Postage	3,608
Professional services	20,265
Profit sharing	174,000
Rent	40,805
Salaries	1,615,812
Taxes and licenses	62,687
Telephone	11,142
Travel	15,481
Administrative overhead reimbursement	(1,233,496)
	856,029
Income before income taxes	(16,975)
Income tax (benefit)	(2,137)
Net income	$ (14,838)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Brandon Investments, Inc.
Year Ended December 31, 2019

	Treasury Stock	Common Stock	Retained Earnings	Total
Balance at January 1, 2019	$ (77,045)	$ 4,996	$ 418,673	$ 346,624
Net income		---	(14,838)	(14,838)
Balance at December 31, 2019	$ (77,045)	$ 4,996	$ 403,835	$ 331,786

See notes to financial statements

STATEMENT OF CASH FLOWS

5

Brandon Investments, Inc.
Year Ended December 31, 2019

Cash flows from operating activities
Net income	$ (14,838)

Adjustments to reconcile net income to net cash
used for operating activities:

Depreciation	731
Deferred income taxes	(2,137)

Changes in operating assets and liabilities

Investments-money market mutual fund	(22)
Accounts receivable	(25,802)
Loan receivable	(500)
Due from (to) affiliate	38,990
Prepaid expenses	(413)
Accounts payable	(8)
Accrued state franchise and excise taxes	(3)

Net cash used for operating activities	$ (4,002)
Net increase in cash and cash equivalents	$ (4,002)
Cash and cash equivalents at beginning of year	244,382
Cash and cash equivalents at end of year	$ 240,380

See notes to financial statements   7

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Nature of Operations

   Brandon Investments, Inc. (the Company) was organized on July 16, 1982, as a support organization
   of its affiliate corporation, Brandon Financial Planning, Inc. The Company operates in Tennessee as
   a Securities and Exchange Commission (SEC) registered broker dealer and a member of the Financial
   Industry Regulatory Authority (FINRA) and sells shares of open end investment companies or unit
   investment trusts, life insurance, and annuities. The Company derives its income from commissions
   on these sales. Commissions are recognized as the related services are performed.

   The Company is exempt from provisions of SEC rule 15c3-3 under the Securities Exchange Act of
   1934, in accordance with provisions of SEC rule 15c3-3(k)(2)(i).

   Use of Estimates

   The preparation of the Company's financial statements in conformity with accounting
   principles generally accepted in the United States of America (GAAP) requires management to make
   estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure
   of contingent assets, liabilities, at the date of the financial statements, and the reported amounts of
   revenues and expenses during the reporting period. Actual results could differ from these
   estimates.

   Cash and Cash Equivalents

   For purposes of the statement of cash flows, the Company considers cash equivalents to include
   all highly liquid temporary interest-bearing deposits having an original maturity of three months or
   less.

   Furniture and Equipment

   Furniture and equipment are stated at cost. Depreciation is computed using accelerated methods
   over the estimated useful lives of the assets.

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2019

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities which relate to the cash basis of accounting used to prepare the income tax returns. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions as a contingency in accordance with GAAP. No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other expense, respectively. Income tax returns for 2014 and subsequent years are subject to examination by taxing authorities.

Fair Value of Assets and Liabilities

ASC 820 establishes a three-tier hierarchy, which prioritizes the inputs used in measuring the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1—quoted prices in active markets for identical securities;

Level 2—other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3—significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There are no changes during the year ended December 31, 2017, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The financial assets and liabilities measured at fair value on a recurring basis at December 31, 2019 are as follows:

	December 31, 2019	
	Fair Value	Input Level
American Funds Money Market Fund	$ 1,182	Level 1

Continued

9

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2019

Subsequent Events

Management has reviewed events occurring through February 25, 2018, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 120,012
Less accumulated depreciation	119,609
	$ 403

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2019, the Company had net capital of $ 240,233 which was $ 235,233 in excess of its minimum net capital required of $ 5,000.

4. RELATED PARTY TRANSACTIONS

Substantial managerial services, office facilities, and other benefits are provided by the Company to Brandon Financial Planning, Inc., which is affiliated with the Company through common ownership and control. The Company is reimbursed for such costs allocated to its affiliate. The allocations are based on the relative income of the entities. There were no other financial transactions between the entities during the year ended December 31, 2019.

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2019

During 2019, Brandon Financial Planning, Inc. earned 61.3% of the combined revenues of the two companies. Brandon Financial Planning, Inc. reimburses the Company for the common expense allocated to it. The expenses affected and the amounts which are being allocated are listed below:

Insurance-group	$ 56,925
Profit sharing	107,880
Rent	25,299
Salaries	1,001,804
Taxes-payroll	34,680
Telephone	6,908
	$1,233,496

5. RETIREMENT PLAN

The Company maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months of active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, totaled $ 174,000 for the year ended December 31, 2019.

6. INCOME TAXES

Income taxes consist of the following:

Current		
Federal (refund)	$ -0-	
State	-0---	
Total current income taxes		$ -0-

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2019

Deferred
Federal	(1,632)	
State	(505)	
Total deferred income taxes		(2,137)
Total income taxes		$ (2,137)
		========

The difference between income taxes on income before income taxes and
the amount computed by applying statutory federal tax rates relates principally to state income
tax and nondeductible expenses.

At December 31, 2019, the Company has net operating loss carryforwards of $ 95,155 for federal
income tax purposes and $ 109,589 for state income tax purposes.

7. LEASES

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, "Leases
(Topic 842), and associated ASU's related to Topic 842, which requires organizations that lease
assets to recognize on the balance sheet the assets and liabilities for the rights and obligations
created by those leases. The Company adopted the new standard in 2019. Operating lease right of
use assets and liabilities are recognized at the commencement date based on the present value of
lease payments over the lease term.

The Company has a non-cancelable operating lease for its office space expiring May 31, 2021.
rent expense under this lease was $ 40,805 in 2019. See footnote 4 for amounts reimbursed
to the Company.

Future minimum operating lease payments at December 31, 2019 are as follows:

Year	
2020	$ 40,436
2021	20,420
	$ 60,856

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2019

8. EXEMPTION FROM FILING FORM SIPC-7

Brandon Investments, Inc. claims an exemption from filing Form SIPC-7 through the filing
of Form SIPC-3 because their business as a broker-dealer consists of the sale of variable annuities,
registered open end investment companies or unit investment trusts and insurance.

9. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities
transactions. These transactions involve elements of risk as to credit extended, market fluctuations,
and interest rate changes.

The execution of substantially all purchases and sales of securities requires the performance
of another party to fulfill the transactions. In the event that the counterparty to the transaction fails
to satisfy its obligation, the Company may be required to purchase or sell the security at the
prevailing market price, which may have an adverse effect.

The nature of the security industry is such that large cash balances are maintained in various
financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal
Deposit Insurance Corporation.

10. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company enters into arrangements with managed accounts or other pooled investment vehicles
(funds) to distribute shares to investors. The Company may receive distribution fees paid by the
fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred
sales charge), or as a combination thereof. The Company believes that its performance obligation
is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts
recognized on the trade date and variable amounts are recognized to the extent it is probable that a
significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as
the uncertainty is dependent on the value of the shares at future points in time as well as the
length of time the investor remains in the fund, both of which are highly susceptible to factors
outside the Company's influence, the Company does not believe that it can overcome this constraint
until the market value of the fund and the investor activities are known, which are usually monthly or
quarterly. Distribution fees recognized in the current period are primarily related to performance
obligations that have been satisfied in prior periods.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURTIES AND EXCHANGE COMMISSION

SCHEDULE I

Brandon Investments, Inc.
December 31, 2019
NET CAPITAL

Total stockholders' equity	$ 331,786
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	331,786
Deductions and/or charges for non allowable assets:	
Commissions receivable	44,244
Loan receivable	500
Due from affiliate	22,822
Deferred tax asset	15,302
Prepaid expenses	8,258
Furniture and equipment, net	403
	91,529
Net capital before haircuts on securities positions	240,257
Haircuts on securities	24
Net capital	$ 240,233

AGGREGATE INDEBTEDNESS COMPUTATION

Liabilities from statement of financial condition	$ 1,322
Total aggregate indebtedness	$ 1,322

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital	$ 235,233
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 234,233
Percentage of aggregate indebtedness to net capital	0.55%

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed the Company's unaudited December 31, 2019 FOCUS report.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Brandon Investments, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brandon Investments, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brandon Investments, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Brandon Investments, Inc stated that Brandon Investments, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Brandon Investments, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandon Investments, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 24, 2020

EXEMPTION REPORT

2019

Brandon Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

BRANDON INVESTMENTS, INC.

I, Ray Brandon, affirm that to the best of my knowledge and belief, the Exemption Report is true and correct.

Ray Brandon

President

Brandon Investments, Inc.

February 5, 2020